Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Tata Motors Statement

Mumbai, June 15, 2020: Pursuant to Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“the Regulation”), we would like to inform that the Company today has signed an agreement to purchase the balance 50% shareholding from the joint venture partner, Jayem Automotive Limited in JT Special Vehicles Private Limited (JTSV), consequent to which JTSV will  become a wholly owned subsidiary of the Company, following the completion of the procedural requirements. Below are the press release (Annexure A) and brief details of the said purchase of shares in the prescribed format (Annexure B), the contents of which are self-explanatory.

This is for the information of the exchange and the members.

Tata Motors Ltd. (TML), India’s leading automobile company, today informed the stock exchanges that it has signed an agreement to purchase the 50% shareholding of Jayem Automotives in JT Special Vehicles Pvt. Ltd. (JTSV). Further to this announcement, JTSV will become a wholly owned subsidiary of Tata Motors, following the completion of the procedural requirements.

JTSV was formed in 2017 as a 50:50 joint venture between Tata Motors Ltd. and Jayem Automotives to develop high performance versions of TML passenger cars under the “JTP” Brand. The Tiago JTP and Tigor JTP that were launched in 2018, gained much appreciation for their styling and performance, forming a loyal follower base. However, the passenger car industry witnessed a challenging FY19-20, exacerbated with mandatory change in regulations and the current COVID-19 pandemic, which has impacted the demand in this niche category of vehicles. In light of this ongoing scenario, both Tata Motors and Jayem Automotives found it prudent to discontinue this venture. Tata Motors will continue to provide all requisite support and service to customers and users of Tiago JTP and Tigor JTP cars at its select dealerships, ensuring hassle free ownership.

Details under Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read with Clause 1.1 of the SEBI Circular dated September 9, 2015

Sr. No.	Particulars	Details
1.	Name of the Target Entity, details in brief such as size, turnover etc	JT Special Vehicles Pvt. Limited Authorised capital: 70,000,000 Paid up capital: 50,000,000 Turnover: Rs 5,91,47,321 FY 2019-20

2.

Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arms length”

No
3.	Industry to which the entity being acquired belongs	Automobile
4.	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	Purchase of 25,00,000 shares of the face value of ₹10 each representing 50% of the paid-up equity share capital of JTSV from the JV Partner thereby making JTSV a wholly-owned subsidiary of the Company
5.	Brief details of any governmental or regulatory approvals required for the acquisition	Nil
6.	Indicative time period for completion of the acquisition	Nil
7.	Nature of consideration - whether cash consideration or share swap and details of the same	Cash
8.	Cost of acquisition or the price at which the shares are acquired

Purchase of 25,00,000 shares of the face value of ₹10 each representing 50% in the paid up equity share capital of JT Special Vehicles Pvt. Limited (“JTSV”) from Jayem Automotive Limited for a consideration of ₹1 Lakh

9.	Percentage of shareholding / control acquired and / or number of shares acquired	Purchase of 25,00,000 shares of the face value of ₹10 each representing 50% in the paid up equity share capital of JT Special Vehicles Pvt. Limited (“JTSV”)
10.

Brief background about the entity acquired in terms of products/line of business acquired, date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

JT Special Vehicles Pvt. Limited (“JTSV”) [CIN: U34102MH2016PTC339515]  was incorporated on July 13, 2016 and is registered with Registrar of Companies, Mumbai, Maharashtra.

History of last 3 years turnover:

FY 17-18 - Nil

FY 18-19 - ₹11,34,12,140

FY 19-20 - ₹ 5,91,47,321

-Ends-

About Tata Motors

Tata Motors Limited (NYSE: TTM; BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 44 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses. Part of the USD 110 billion Tata group, Tata Motors is India’s largest and the only OEM offering extensive range of integrated, smart and e-mobility solutions. It has operations in India, the UK, South Korea, Thailand, South Africa, and Indonesia through a strong global network of 134 subsidiaries, associate companies and joint ventures, including Jaguar Land Rover in the UK and Tata Daewoo in South Korea.

With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, Tata Motors is India’s market leader in commercial vehicles and amongst the top four in the passenger vehicles market. With ‘Connecting Aspirations’ at the core of its brand promise, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. Tata Motors strives to bring new products that fire the imagination of GenNext customers, fuelled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. Internationally, Tata commercial and passenger vehicles are marketed in countries, spread across Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS, and Russia.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 | indiacorpcomm@tatamotors.com

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.